                      ==================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -------------------------------

                                   FORM 11-K

                        -------------------------------


     (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7,
     1996]

          For the fiscal year ended December 31, 2000

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

                           For the transition period
                  from _________________ to _________________

                        Commission file number 0-14376

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              ORACLE CORPORATION
                      401(k) SAVINGS AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ORACLE CORPORATION
                              500 Oracle Parkway
                           Redwood Shores, CA 94065

                              ORACLE CORPORATION
                      401(k) SAVINGS AND INVESTMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULE
                       AS OF DECEMBER 31, 2000 AND 1999

                            TOGETHER WITH REPORT OF
                        INDEPENDENT PUBLIC ACCOUNTANTS

                              ORACLE CORPORATION
                      401(k) SAVINGS AND INVESTMENT PLAN
                                EIN 94-2871189
                                   PLAN 001

                          DECEMBER 31, 2000 AND 1999



                                     INDEX

                                                                                                                  Page
                                                                                                                  ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS........................................................................     1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999............................     2

    Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2000...........................................................................................     3

    Notes to Financial Statements as of December 31, 2000.......................................................     4

SCHEDULE

    Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year).............................................     7

Report of Independent Public Accountants

To the Plan Administrator of the
Oracle Corporation 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  ARTHUR ANDERSEN LLP


San Jose, California
May 31, 2001

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999


                                                                                         2000                    1999
                                                                                 ---------------------    --------------------
Assets:
   Investments, at fair value:
     Oracle Corporation common stock                                             $      889,146,914       $      830,294,935
     Mutual funds                                                                       945,528,633              967,274,152
     Brokerage link                                                                       3,633,504                2,218,677
     Cash equivalents                                                                    11,958,313                5,251,967
     Loans to participants                                                               17,234,644               15,526,846
                                                                                 ---------------------    --------------------
         Total investments                                                            1,867,502,008            1,820,566,577
                                                                                 ---------------------    --------------------

   Contributions receivable:
     Participants                                                                         2,927,944                2,744,932
     Employer                                                                             1,747,668                1,536,343
                                                                                 ---------------------    --------------------
         Total contributions receivable                                                   4,675,612                4,281,275
                                                                                 ---------------------    --------------------
         Total assets                                                                 1,872,177,620            1,824,847,852
Liabilities                                                                                      -                        -
                                                                                 ---------------------    --------------------
Net Assets Available For Benefits                                                $    1,872,177,620       $    1,824,847,852
                                                                                 =====================    ====================

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

Additions:
   Contributions:
     Participants                                                                                        $       140,809,784
     Employer                                                                                                     42,534,103
     Rollovers                                                                                                    28,186,901
                                                                                                         ---------------------
                                                                                                                 211,530,788
                                                                                                         ---------------------
   Investment income:
     Dividends and interest                                                                                       81,852,392
     Interest on participant loans                                                                                 1,232,970
                                                                                                         ---------------------
                                                                                                                  83,085,362
                                                                                                         ---------------------
         Total additions                                                                                         294,616,150
                                                                                                         ---------------------

Deductions:
   Net depreciation in fair value of investments                                                                (104,163,323)
   Distribution of benefits to participants                                                                     (143,011,006)
   Administrative fees                                                                                              (112,053)
                                                                                                         ---------------------
         Total deductions                                                                                       (247,286,382)
                                                                                                         ---------------------
         Net increase                                                                                             47,329,768

Net Assets Available for Benefits at Beginning of Year                                                         1,824,847,852
                                                                                                         ---------------------
Net Assets Available for Benefits at End of Year                                                         $     1,872,177,620
                                                                                                         =====================

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Notes To Financial Statements
December 31, 2000


1.   The Plan
     --------

The following description of the Oracle Corporation (the "Company") 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     -------

     The Company established the Plan effective January 1, 1986 as a defined contribution plan. Effective January 1, 1999, the Plan was amended and restated. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     All employees regularly scheduled to work a minimum of 20 hours per week on the domestic payroll of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan on the first monthly entry date following their date of hire. The Plan is administered by the Plan Administrator, appointed by the Company, and Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") of Fidelity is used to maintain the individual investment accounts of each participant. Participants may change their contribution elections or investment allocations and request distributions or loans with FIIOC via telephone.

     Contributions
     -------------

     Each year, participants may contribute up to 20 percent of annual compensation, as defined in the Plan agreement. Annual participant contribution amounts are limited to $10,500 for the year ended December 31, 2000, as determined by the Internal Revenue Service ("IRS"). The Company matches 50 percent of an active participant's first 6 percent of contributions per pay period. The maximum match is 3 percent of the participant's compensation for each pay period in which they are actively contributing. Annual employer contribution amounts are limited to $5,100 for the year ended December 31, 2000, as determined by the IRS's specified annual limit of $170,000, that employer's match cannot exceed 3% of this limit. Participants may also contribute amounts representing distributions from other qualified plans or prior employers, known as rollover contributions.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company's common stock, core investment options (mutual funds) and the option of investing their contributions in a personal choice retirement account called Brokerage Link. Brokerage Link balances may consist of the core investment options offered by the Plan, as well as other mutual funds or common stock.

     Participant Accounts
     --------------------

     Each participant's account includes participant, Company and rollover contributions, plus an allocation of the net investment gain or loss of the participant's fund elections, less any distributions taken during the Plan year.

     Vesting
     -------

     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service. The Plan also allows for breaks-in-service, as defined in the Plan agreement.

     Participant Loans
     -----------------

     Participants may borrow from their fund accounts, a minimum of $1,000 and up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.6 percent to 11.5 percent, which is determined by the prime rate, plus two points, on the first day of the month in which the participant contacts FIIOC to request a loan.

     Payment of Benefits
     -------------------

     On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount, equal to the value of the participant's vested interest in his or her account on the date the distribution is processed by FIIOC, or equal installments. If the participant's account is valued at $5,000 or less, the amount will be distributed in a lump sum. In addition, investments in the Company's common stock may be taken in the form of common stock. Withdrawals may be made in the event of certain other conditions, as specified in the Plan, such as financial hardship or termination of the Plan.

     Forfeited Accounts
     ------------------

     At December 31, 2000 forfeited nonvested accounts totaled $30,813,127. These accounts will be used to reduce future employer contributions. In 2000, employer contributions were reduced by $7,393,006 from forfeited nonvested accounts.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     General
     -------

     The accounts of the Plan are maintained on the cash basis of accounting. The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits include all material adjustments necessary to present them in accordance with accounting principles generally accepted in the United States.

     Statement of Position 99-3
     --------------------------

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP") which eliminated the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted in 1999.

     Investment Valuation and Income Recognition
     -------------------------------------------

     Investments are stated at fair value, defined as follows: investments in the Company's common stock are valued at the closing price of the stock as of the end of the Plan year as reported by the NASDAQ national market system; common stock is valued at the closing price of the respective stock as of the end of the Plan year as reported on the related national exchange; investments in mutual funds are valued at the closing net asset value as of the end of the Plan year; and loans are valued at book value, which approximates fair value.

     The Oracle Stock Fund (the "Fund") is tracked on a unitized basis. The Fund consists of Oracle common stock and cash sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2000, 4,487,672 units were outstanding with a value of $200.54 per unit (4,334,200 units at a value of $192.73 per unit at December 31, 1999).

     The difference between fair value at December 31, 2000, and the current period cost of investments (the fair value at the beginning of the year or the cost of purchase during the year, as applicable) is reflected as unrealized depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties
     -----------------------

     The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

3.   Investments
     -----------

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999:

                                                                           Fair Value at December 31,
                                                                   -------------------------------------------
                                                                          2000                    1999
                                                                   -------------------     -------------------
              Oracle Corporation Common Stock                      $     889,146,914       $     830,294,935
              Fidelity Contrafund                                        109,735,057             130,453,270
              Fidelity Growth Company Fund                               145,194,918             133,130,464
              Fidelity Growth and Income Fund                            109,260,178             129,221,813
              Fidelity Magellan Fund                                     139,734,514             166,285,611
              Fidelity Retirement Money Market Fund                       95,195,086              71,680,910

For the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                     2000
                                                             -------------------
       Oracle Corporation Common Stock                       $     (20,671,207)
       Mutual Funds                                                (82,127,835)
       Brokerage Link                                               (1,364,281)
                                                             -------------------
                Net depreciation                             $    (104,163,323)
                                                             ===================

4.   Party-in-Interest Transactions
     ------------------------------

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("FMTC") of Fidelity. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees paid by the Company for the investment management services amounted to $80,896 for the year ended December 31, 2000, and were not reimbursed by the Plan.

5.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their account balances.

6.   Tax Status
     ----------

The IRS has determined and informed the Company by letter dated May 4, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)
As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
                         AES Corporation **                               200 shares of common stock                      $  11,075
                         Advanced Radio Telecom Corporation**             10,000 shares of common stock                      10,310
                         Alza Corporation**                               100 shares of common stock                          4,250
                         America Online Incorporated**                    500 shares of common stock                         17,400
                         American Century Income & Growth Fund**          55 shares of mutual fund
                                                                             investments                                      1,682
                         Amerindo Technology Fund**                       992 shares of mutual fund
                                                                             investments                                     11,588
                         Artisan International Fund**                     1,393 shares of mutual fund
                                                                             investments                                     30,528
                         Atmel Corporation**                              4,000 shares of common stock                       46,500
                         Backweb Technologies Limited**                   5,000 shares of common stock                       33,750
                         Berger Growth & Income Fund**                    66 shares of mutual fund investments                  987
                         Bridgeway Aggressive Growth Fund**               192 shares of mutual fund
                                                                             investments                                      8,357
                         CVS Corporation**                                100 shares of common stock                          5,994
                         Calamos Investment Trust Growth Fund**           195 shares of mutual fund
                                                                             investments                                      7,866
                         Chase Manhattan Corporation**                    500 shares of common stock                         22,719
                         Cisco Systems, Inc.**                            100 shares of common stock                          3,825
                         Citigroup Inc.**                                  200 shares of common stock                         10,213
                         Columbia Real Estate Equity Fund**               854 shares of mutual fund
                                                                             investments                                     15,283
                         Dresdner RCM Biotechnology**                     1,222 shares of mutual fund
                                                                             investments                                     44,486
                         Dresdner RCM Global Technology**                 164 shares of mutual fund
                                                                             investments                                      8,258
                         Dreyfus Founders Discovery Fund F                10,081 shares of mutual fund
                                                                             investments                                    350,344
                         Dreyfus Small Company Value Fund**               288 shares of mutual fund
                                                                             investments                                      6,310
                         eBay Inc.**                                      100 shares of common stock                          3,300
                         Eaton Vance Special Investment Fund**            961 shares of mutual fund
                                                                             investments                                      7,103
                         Elan**                                           300 shares of common stock                         14,044
                         Enron Corp.**                                    200 shares of common stock                         16,625
                         Excelsior Energy and Natural Reserve Fund**      316 shares of mutual fund
                                                                             investments                                      5,095

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
                         Federated International Small Company A**        762 shares of mutual fund
                                                                             investments                                     19,599
      *                  Fidelity Aggressive Growth Fund**                977 shares of mutual fund
                                                                             investments                                     35,345
      *                  Fidelity Balanced Fund                           2,101,535 shares of mutual fund
                                                                             investments                                 31,922,321
      *                  Fidelity Blue Chip Growth Fund**                 24 shares of mutual fund
                                                                             investments                                      1,277
      *                  Fidelity Cash Reserves Fund                      1,149,166 shares of mutual fund
                                                                             investments                                  1,149,166
      *                  Fidelity Contrafund                              2,231,748 shares of mutual fund
                                                                             investments                                109,735,057
      *                  Fidelity Disciplined Equity Fund                 1,111,873 shares of mutual fund
                                                                             investments                                 28,708,567
      *                  Fidelity Dividend Growth Fund**                  48 shares of mutual fund investments                1,450
      *                  Fidelity Equity-Income Fund                      681,180 shares of mutual fund
                                                                             investments                                 36,395,469
      *                  Fidelity Four-in-One Index Fund**                372 shares of mutual fund
                                                                             investments                                      9,291
      *                  Fidelity Freedom Income Fund                     75 shares of mutual fund
                                                                             investments                                        840
      *                  Fidelity Freedom 2000 Fund                       1,977 shares of mutual fund
                                                                             investments                                     23,358
      *                  Fidelity Freedom 2010 Fund                       52,418 shares of mutual fund
                                                                             investments                                    725,465
      *                  Fidelity Freedom 2020 Fund                       104,600 shares of mutual fund
                                                                             investments                                  1,522,983
      *                  Fidelity Freedom 2030 Fund                       83,232 shares of mutual fund
                                                                             investments                                  1,248,486
      *                  Fidelity Freedom 2040 Fund                       33,172 shares of mutual fund
                                                                             investments                                    290,263
      *                  Fidelity Growth and Income Fund                  2,595,253 shares of mutual fund
                                                                             investments                                109,260,178
      *                  Fidelity Growth and Income Fund**                3,953 shares of mutual fund
                                                                             investments                                    166,452
      *                  Fidelity Growth Company Fund                     2,032,688 shares of mutual fund
                                                                             investments                                145,194,918
      *                  Fidelity Growth Company Fund**                   833 shares of mutual fund
                                                                             investments                                     59,561


*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
      *                  Fidelity Institutional Cash Portfolio            10,809,147 shares of money market
                                                                             investments                                 10,809,147
      *                  Fidelity Intermediate Bond Fund                  1,964,651 shares of mutual fund
                                                                             investments                                 19,725,105
      *                  Fidelity International Growth and Income         1,207,087 shares of mutual fund
                           Fund                                              investments                                 27,425,035
      *                  Fidelity Japan Small Companies**                 1,378 shares of mutual fund
                                                                             investments                                     11,000
      *                  Fidelity Low-Priced Stock Fund                   573,316 shares of mutual fund
                                                                             investments                                 13,255,087
      *                  Fidelity Magellan Fund                           1,171,286 shares of mutual fund
                                                                             investments                                139,734,514
      *                  Fidelity Managed Income Portfolio                23,897,878 shares of guaranteed
                                                                             contract investments                        23,897,879
      *                  Fidelity Market Index Fund**                     114 shares of mutual fund
                                                                             investments                                     10,387
      *                  Fidelity New Markets Income Fund**               581 shares of mutual fund
                                                                             investments                                      6,621
      *                  Fidelity OTC Portfolio                           382,050 shares of mutual fund
                                                                             investments                                 15,683,185
      *                  Fidelity Overseas Europe Fund**                  195 shares of mutual fund
                                                                             investments                                      5,815
      *                  Fidelity Pacific Basin Fund                      511,173 shares of mutual fund
                                                                             investments                                  8,838,184
      *                  Fidelity Pacific Basin Fund**                    684 shares of mutual fund
                                                                             investments                                     11,842
      *                  Fidelity Retirement Money Market Fund            95,195,086 shares of money market
                                                                             investments                                 95,195,086
      *                  Fidelity Select American Gold Fund**             933 shares of mutual fund
                                                                             investments                                     11,244
      *                  Fidelity Select Biotechnology Fund**             1,688 shares of mutual fund
                                                                             investments                                    146,543
      *                  Fidelity Select Brokerage & Investment           377 shares of mutual fund
                           Fund**                                            investments                                     20,068
      *                  Fidelity Select Computers Fund**                 908 shares of mutual fund
                                                                             investments                                     47,550
      *                  Fidelity Select Defense & Aerospace Fund**       261 shares of mutual fund
                                                                             investments                                     11,151
      *                  Fidelity Select Developing Communications        1,097 shares of mutual fund
                           Fund**                                            investments                                     32,466
      *                  Fidelity Select Electronics Fund**               4,047 shares of mutual fund
                                                                             investments                                    233,860

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
      *                  Fidelity Select Energy Fund**                    237 shares of mutual fund
                                                                          investments                                         6,489
      *                  Fidelity Select Energy Service**                 254 shares of mutual fund
                                                                             investments                                      9,547
      *                  Fidelity Select Food & Agriculture Fund**        272 shares of mutual fund
                                                                             investments                                     12,982
      *                  Fidelity Select Health Care Fund**               52 shares of mutual fund
                                                                             investments                                      7,888
      *                  Fidelity Select Medical Equipment and            584 shares of mutual fund
                           Systems Fund**                                    investments                                      9,886
      *                  Fidelity Select Natural Gas Fund**               62 shares of mutual fund investments                1,529
      *                  Fidelity Select Paper and Forest Products        233 shares of mutual fund
                           Fund**                                            investments                                      5,862
      *                  Fidelity Select Regional Banks**                 284 shares of mutual fund
                                                                             investments                                      9,537
      *                  Fidelity Select Software & Computer Fund**       322 shares of mutual fund
                                                                             investments                                     16,599
      *                  Fidelity Select Technology Fund**                2,287 shares of mutual fund
                                                                             investments                                    202,934
      *                  Fidelity Select Wireless Portfolios**            136 shares of mutual fund
                                                                             investments                                      1,135
      *                  Fidelity Worldwide Fund                          552,550 shares of mutual fund
                                                                             investments                                  8,636,357
                         Firsthand Communications Fund**                  2,119 shares of mutual fund
                                                                             investments                                     17,973
                         Firsthand E-Commerce**                           2,103 shares of mutual fund
                                                                             investments                                     13,946
                         Firsthand Funds Technology Innovators Fund**     69 shares of mutual fund
                                                                             investments                                      1,599
                         Firsthand Technology Leaders Fund**              50 shares of mutual fund
                                                                             investments                                      1,692
                         Firsthand Technology Value**                     4,012 shares of mutual fund
                                                                             investments                                    298,242
                         Fremont US Micro Capital Fund**                  706 shares of mutual fund
                                                                             investments                                     18,992
                         Gabelli Asset Fund**                             571 shares of mutual fund
                                                                             investments                                     19,384
                         Gabelli Growth Fund**                            182 shares of mutual fund
                                                                             investments                                      6,908
                         Harbor Fund Capital Appreciation Fund**          551 shares of mutual fund
                                                                             investments                                     19,629
                         Harris Association Investment Trust               95 shares of mutual fund
                           Oakmark Select Fund**                             investments                                      2,074
                         Homestake Mining Co.**                           3,000 shares of common stock                       12,564

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
                         IPS FDS Millennium Fund**                        162 shares of mutual fund
                                                                             investments                                      8,443
                         InfoSpace, Inc.**                                5,000 shares of common stock                       44,220
                         Internet Fund**                                  475 shares of mutual fund
                                                                             investments                                     11,462
                         Invesco Dynamics Fund**                          332 shares of mutual fund
                                                                             investments                                      7,898
                         Invesco Endeavor Fund**                          64 shares of mutual fund
                                                                             investments                                      1,105
                         Invesco Sectors Funds Inc Energy Fund**          1,100 shares of mutual fund
                                                                             investments                                     22,972
                         Invesco Sectors Funds Inc Financial              1,530 shares of mutual fund
                          Services Fund**                                    investments                                     49,421
                         Invesco Small Company Growth Fund**              239 shares of mutual fund
                                                                             investments                                      3,681
                         Invesco Telecommunications Fund**                530 shares of mutual fund
                                                                             investments                                     19,248
                         Investec China and Hong Kong Fund**              41 shares of mutual fund
                                                                             investments                                        649
                         JDS Uniphase Corporation**                       1,620 shares of common stock                       67,535
                         Janus Fund Inc**                                 603 shares of mutual fund
                                                                             investments                                     20,086
                         Janus Global Life Sciences Fund**                2,497 shares of mutual fund
                                                                             investments                                     53,580
                         Janus Global Technology Fund**                   2,439 shares of mutual fund
                                                                             investments                                     49,330
                         Janus Growth and Income Fund**                   231 shares of mutual fund
                                                                             investments                                      8,194
                         Janus Investment Balanced Fund**                 90 shares of mutual fund
                                                                             investments                                      1,916
                         Janus Investment Enterprise Fund**               485 shares of mutual fund
                                                                             investments                                     25,840
                         Janus Investment Equity Income Fund**            243 shares of mutual fund
                                                                             investments                                      5,025
                         Janus Investment Twenty Fund**                   413 shares of mutual fund
                                                                             investments                                     22,657
                         Janus Mercury Fund**                             1,435 shares of mutual fund
                                                                             investments                                     42,586
                         Janus Olympus Fund**                             1,121 shares of mutual fund
                                                                             investments                                     46,151
                         Janus Special Situations Fund**                  748 shares of mutual fund
                                                                             investments                                     13,235

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
                         Janus Strategic Value Fund**                     307 shares of mutual fund
                                                                             investments                                      3,233
                         Janus Worldwide Fund                             1,100,953 shares of mutual fund
                                                                             investments                                 62,600,197
                         Janus Worldwide Fund**                           253 shares of mutual fund
                                                                             investments                                     14,434
                         Kemper-Dreman Fund High Return                   163 shares of mutual fund
                           Class C**                                         investments                                      6,010
                         Lehman Brothers Holdings Inc.**                  100 shares of mutual fund
                                                                             investments                                      6,763
                         Lincoln National Corp.**                         100 shares of common stock                          4,731
                         Lucent Technologies Inc.**                       100 shares of common stock                          1,350
                         MAS Funds Small Cap Growth Portfolio             186 shares of mutual fund
                                                                             investments                                      6,939
                         MIPS Technologies, Inc.**                        40 shares of common stock                           1,068
                         Managers Special Equity Fund**                   275 shares of mutual fund
                                                                             investments                                     21,186
                         Millennium Cell Inc.**                           1,000 shares of common stock                       10,250
                         Montgomery Global Communication Fund**           338 shares of mutual fund
                                                                             investments                                      5,687
                         Monument Series Fund Internet Fund**             92 shares of mutual fund
                                                                             investments                                        659
                         Munder Framlington Funds Healthcare Fund**       411 shares of mutual fund
                                                                             investments                                     11,719
                         Munder Funds Netnet Fund**                       517 shares of mutual fund
                                                                             investments                                     17,956
                         Neuberger and Berman Partners Trust              402,747 shares of mutual fund
                                                                             investments                                  6,806,439
                         Nortel Networks Corp.**                          800 shares of common stock                         25,650
                         North American Funds International Small         1,285 shares of mutual fund
                           Cap Fund**                                        investments                                     19,945
      *                  Oracle Corporation Common Stock                  30,987,516 shares of common stock             889,146,914
                         PBHG Select Equity Fund**                        2,265 shares of mutual fund
                                                                             investments                                     93,400
                         PBHG Technology and Communications Fund**        132 shares of mutual fund
                                                                             investments                                      4,574
                         Pilgrim Mutual Funds Worldwide Growth Fund**     207 shares of mutual fund
                                                                             investments                                      5,549
                         Pilgrim Troika Dialog Russie**                   167 shares of mutual fund
                                                                             investments                                        930
                         Pin Oak Aggressive Stock Fund**                  574 shares of mutual fund
                                                                             investments                                     26,685

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
                         Pioneer Emerging Markets Fund**                  1,383 shares of mutual fund
                                                                             investments                                     15,453
                         ProFunds UltraOTC Preferred Fund**               727 shares of mutual fund
                                                                             investments                                     16,612
                         ProFunds UltraOTC ProFund**                      20 shares of mutual fund
                                                                             investments                                        451
                         Prudent Bear Funds**                             7,457 shares of mutual fund
                                                                             investments                                     34,154
                         Prudential Natural Resources Fund**              807 shares of mutual fund
                                                                             investments                                     12,859
                         RS Diversified Growth**                          998 shares of mutual fund
                                                                             investments                                     22,806
                         Red Oak Technology Select Fund**                 2,381 shares of mutual fund
                                                                             investments                                     51,869
                         Redback Networks Inc.**                          100 shares of common stock                          4,100
                         Renaissance Funds IPO Fund**                     256 shares of mutual fund
                                                                             investments                                      4,783
                         Rentech, Inc.**                                  1,000 shares of common stock                        1,125
                         Rydex OTC Fund**                                 173 shares of mutual fund
                                                                             investments                                      2,937
                         Rydex Nova Fund**                                502 shares of mutual fund
                                                                             investments                                     16,652
                         Rydex Series Trust Biotechnology Fund**          178 shares of mutual fund
                                                                             investments                                      5,316
                         Rydex Series Trust Energy Services Fund**        2,077 shares of mutual fund
                                                                             investments                                     20,589
                         Rydex Series Trust Technology Fund**             190 shares of mutual fund
                                                                             investments                                      3,236
                         Rydex Series Trust Venture 100**                 1,015 shares of mutual fund
                                                                             investments                                     52,233
                         SSGA Small Capital Fund**                        250 shares of mutual fund
                                                                             investments                                      5,253
                         Sanmina Corporation**                            100 shares of common stock                          7,663
                         Sawtek Inc.**                                    100 shares of common stock                          4,619
                         Scudder International Fund Greater Europe        998 shares of mutual fund
                          Growth Fund**                                      investments                                     30,991
                         Scudder Securities Trust 21st Century            184 shares of mutual fund
                          Growth Fund**                                      investments                                      4,058
                         Siebel Systems Incorporated**                    860 shares of common stock                         58,158
        *                Spartan Extended Market Index Fund               3,286 shares of mutual fund
                                                                             investments                                     87,817

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000


       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
      *                  Spartan U.S. Equity Index Fund                   779,533 shares of mutual fund
                                                                             investments                                 36,489,957
                         Stillwater Mining Company**                      45 shares of common stock                           1,771
                         Strong Conservative Equity Funds Inc               100 shares of mutual fund
                          Blue Chip 100 Fund**                               investments                                      1,663
                         Strong Equity Funds Inc Enterprise Fund**        140 shares of mutual fund
                                                                             investments                                      3,991
                         Strong Equity Funds Inc Small Cap Value            1,527 shares of mutual fund
                          Fund**                                             investments                                     26,224
                         Strong Equity Growth Fund**                      242 shares of mutual fund
                                                                             investments                                      6,572
                         Sun Microsystems, Inc.**                         1,850 shares of common stock                       51,569
                         TVX Gold, Inc.**                                 10,000 shares of common stock                      16,400
                         Talk Visual Corp.**                              50,000 shares of common stock                       5,050
                         Templeton Developing Markets Trust A             228,152 shares of mutual fund
                                                                             investments                                  2,416,135
                         Texas Instruments**                              300 shares of common stock                         14,213
                         Transamerica Investors Inc Premier Small         547 shares of mutual fund
                           Company Fund**                                    investments                                     11,408
                         Tyco Int'l. Ltd.**                               300 shares of common stock                         16,650
                         Van Wagoner Post Venture Fund**                  128 shares of mutual fund
                                                                             investments                                      3,416
                         Van Wagoner Technology Fund**                    910 shares of mutual fund
                                                                             investments                                     38,114
                         Vanguard Index Growth Portfolio**                78 shares of mutual fund
                                                                             investments                                      2,389
                         Vanguard Total Stock Market Fund**               2,366 shares of mutual fund
                                                                             investments                                     69,246
                         WWW Internet Fund**                              1,925 shares of mutual fund
                                                                             investments                                     29,637
                         Warburg Pincus Capital Appreciation Fund         818,579 shares of mutual fund
                                                                             investments                                 19,359,407
                         Warburg Pincus Global Telecommunications         222 shares of mutual fund
                           Fund**                                            investments                                      9,390
                         Warburg Pincus Health Sciences Fund**            374 shares of mutual fund
                                                                             investments                                      8,127
                         Wave Systems Corp.**                             29,000 shares of common stock                     130,500
                         Weitz Series Fund Inc Value Portfolio**          595 shares of mutual fund
                                                                             investments                                     20,960
                         White Oak Growth Stock Fund**                    908 shares of mutual fund
                                                                             investments                                     57,289
                         William Blair Mutual Fund Inc. International     1,161 shares of mutual fund
                           Growth Fund**                                     investments                                     20,824
                         Wireless Fund**                                  1,066 shares of mutual fund
                                                                             investments                                     11,771

*  Party-in-interest
** Brokerage link

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189
Plan Number 001

Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)(cont.) As of December 31, 2000

       (a)                                   (b)                                          (c)                            (e)
Party-in-interest                     Identity of Issue                          Description of Shares              Current Value
------------------       ---------------------------------------------    ------------------------------------    ------------------
      *                  Loans to participants                            5.6% - 11.5% interest, secured by
                                                                             account balance                             17,234,644
                                                                                                                  -----------------
                         Total investments                                                                        $   1,867,502,008
                                                                                                                  =================

*  Party-in-interest
** Brokerage link

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 26, 2001


                                   ORACLE CORPORATION
                                   401(K) SAVINGS AND INVESTMENT PLAN




                                          /s/ Peter W. Shott
                                   ---------------------------------------------
                                             Peter W. Shott
                                        Director of Benefits, Oracle Corporation

                               INDEX TO EXHIBITS



  Exhibit                                                     Sequential
  Number                      Description                     Page Number
-----------          ------------------------------     -----------------------

    23               Consent of Arthur Andersen LLP